September 25, 2009
Via EDGAR
Karl Hiller, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Rio Vista Energy Partners L.P. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed April 14, 2009 File No. 000-50394 Comment Letter Dated September 15, 2009
Dear Mr. Hiller:
In connection with the above referenced comment letter received by Rio Vista Energy Partners L.P. (“Rio Vista”) from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), I am requesting an extension of time, until October 9, 2009, to formally respond. The reasons for the request for additional time to respond is based on the following:
1.	Current time being dedicated towards due diligence of the transaction to sell Rio Vista’s operating subsidiary as disclosed in Rio Vista’s Current Report on Form 8-K filed August 11, 2009,

2.	Rio Vista’s limited accounting staff which is available to review and research the components of the comment letter, and

3.
Additional time needed for Rio Vista to negotiate an arrangement with our outside auditors to perform additional services related to the review of the comment letter and Rio Vista’s related responses. As the Commission is aware, Rio Vista’s outside auditors are not currently performing services due to cash constraints at Rio Vista which do not allow Rio Vista to pay the outstanding balances owed to the outside auditors (see Rio Vista’s Current Report on Form 8-K filed August 17, 2009).

As a result, Rio Vista respectfully requests that the staff extend Rio Vista’s deadline to file a response to the comment letter until October 9, 2009.
Please contact me directly at 310-563-1830 if you have any objection to the proposed timing of the response. Thank you for your consideration.
Sincerely,

/s/ Ian T. Bothwell
Ian T. Bothwell,
Acting President and Chief Financial Officer
Rio Vista GP LLC,
General Partner of Rio Vista Energy Partners L.P.

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